UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

March 31, 2005

CINERGY CORP.
139 EAST FOURTH STREET
CINCINNATI, OHIO 45202

*Inquiries concerning this Form U-9C-3 should be directed to:      Lynn J. Good
                                                                   Cinergy Corp.
                                                                   139 East Fourth Street
                                                                   Cincinnati, Ohio 45202
                                                                   (513) 287-3030

                                                TABLE OF CONTENTS

   Item
   Number
   ------

     1        Organization Chart
     2        Issuances and Renewals of Securities and Capital Contributions
     3        Associate Transactions
              Part I - Transactions Performed by Reporting Companies on
                 Behalf of Associate Utility Companies
              Part II - Transactions Performed by Associate Utility
                 Companies on Behalf of Reporting Companies
     4        Summary of Aggregate Investment
     5        Other Investments
     6a       Financial Statements
     6b       Exhibits
              Energy-Related Activities Pursuant to SEC Orders in File No. 70-9803

              Signatures

                                                                         ITEM 1. ORGANIZATION CHART

                                                                         Energy- or                                  Percentage of
                                                                         Gas-Related      Date of       State of         Voting
                         Name of Reporting Company                          Company     Organization  Organization  Securities Held   Nature of Business
                         -------------------------                          -------     ------------  ------------  ---------------   ------------------
                                                                                                                                    (Refer to the footnote
                                                                                                                                      indicated below)
(Indentation indicates subsidiary relationship)

 Cinergy Corp.  ("Cinergy")

    Nth Power Technologies Fund II, L.P.                                Energy-Related  02/25/2000    California          0%               (1)

    The Cincinnati Gas & Electric Company ("CG&E")

       KO Transmission Company                                          Energy-Related  04/11/1994     Kentucky          100%              (2)

    Cinergy Investments, Inc.  ("Investments")

       Cinergy Capital & Trading, Inc.                                  Energy-Related  10/08/1992      Indiana          100%              (3)

         CinCap IV, LLC   ("CinCap IV")                                 Energy-Related  12/03/1997     Delaware          50%               (4)

         CinCap V, LLC   ("CinCap V")                                   Energy-Related  07/21/1998     Delaware          50%               (5)

         CinPower I, LLC  ("CinPower")                                  Energy-Related  06/12/1998     Delaware          100%              (6)

         Cinergy Limited Holdings, LLC                                  Energy-Related  12/14/2001     Delaware          100%              (7)

            Cinergy Marketing & Trading, LP ("Marketing & Trading")     Energy-Related  10/27/1995     Delaware          100%              (8)

               Ohio River Valley Propane, LLC                           Energy-Related  10/18/2001     Delaware          100%              (9)

         Cinergy General Holdings, LLC                                  Energy-Related  12/14/2001     Delaware          100%              (10)

         Cinergy Retail Power Limited, Inc. *                           Energy-Related  08/06/2001     Delaware          100%              (11)

            Cinergy Retail Power, L.P. *                                Energy-Related  08/08/2001     Delaware          100%              (12)

         Cinergy Retail Power General, Inc. *                           Energy-Related  08/07/2001       Texas           100%              (13)

         Cinergy Retail Sales, LLC #                                    Energy-Related  12/09/2003     Delaware          100%              (14)

         CinFuel Resources, Inc.                                        Energy-Related  01/10/2002     Delaware          100%              (15)

         LH1, LLC                                                       Energy-Related  01/10/2002     Delaware          100%              (16)

            Oak Mountain Products, LLC                                  Energy-Related  07/09/2001     Delaware          100%              (17)

         Pine Mountain Investments, LLC (New)                           Energy-Related  01/19/2005     Delaware          100%              (18)

            Pine Mountain Products, LLC (New)                           Energy-Related  08/19/2004     Delaware          100%              (19)

         Cinergy Transportation, LLC                                    Energy-Related  06/14/2000     Delaware          100%              (20)

         SYNCAP II, LLC *                                               Energy-Related  10/13/2000     Delaware          100%              (21)

       Cinergy Engineering, Inc. ("Engineering")                        Energy-Related  03/28/1997       Ohio            100%              (22)

       Cinergy Technology, Inc.                                         Energy-Related  12/12/1991      Indiana          100%              (23)

       Cinergy Solutions Holding Company, Inc.  ("Solutions Holding")

         Cinergy EPCOM College Park, LLC                                Energy-Related  08/20/1999     Delaware          100%              (24)

         Cinergy Solutions, Inc. ("Solutions")                          Energy-Related  06/02/2000     Delaware          100%              (25)

            BSPE Holdings, LLC *                                        Energy-Related  01/10/2001     Delaware          50%               (26)

               BSPE Limited, LLC *                                      Energy-Related  01/10/2001     Delaware          50%               (27)

                 BSPE, L.P. *                                           Energy-Related  01/16/2001     Delaware          50%               (28)

               BSPE General, LLC *                                      Energy-Related  01/11/2001       Texas           50%               (29)

            Cinergy Energy Solutions, Inc.                              Energy-Related  11/09/2000     Delaware          100%              (30)

               U.S. Energy Biogas Corp.                                 Energy-Related  12/28/1993     Delaware          20%               (31)

                 Biogas Financial Corporation                           Energy-Related  04/15/1994    Connecticut         0%               (32)

                    Biomass Energy Partners I, A Connecticut
                      Limited Partnership                               Energy-Related  07/25/1990    Connecticut         0%               (33)

                    ZFC Energy Inc.                                     Energy-Related  02/07/1991     Delaware           0%               (34)

                      Barre Landfill Gas Associates, L.P.               Energy-Related  09/11/1995     Delaware           0%               (35)

                      Biomass Energy Partners III, L.P.                 Energy-Related  10/20/1995     Delaware           0%               (36)

                      Dixon/Lee Landfill Gas Associates, LP             Energy-Related  07/23/1997     Delaware           0%               (37)

                      Power Generation (Suffolk), Inc.                  Energy-Related  03/06/1991     Delaware           0%               (38)

                           Suffolk Energy Partners, L.P.                Energy-Related  06/30/1993     Virginia           0%               (39)

                      Suffolk Biogas, Inc.                              Energy-Related  03/08/1991     Delaware           0%               (40)

                    Lafayette Energy Partners, L.P.                     Energy-Related  06/16/1992    New Jersey          0%               (41)

                    Taylor Energy Partners, L.P.                        Energy-Related  06/19/1992    Pennsylvania        0%               (42)

                 Resources Generating Systems, Inc.                     Energy-Related  04/25/1994     New York           0%               (43)

                    Hoffman Road Energy Partners, LLC                   Energy-Related  10/01/1999     Delaware           0%               (44)

                    Illinois Electrical Generation Partners, L.P.       Energy-Related  12/11/1996     Delaware           0%               (45)

                      Zapco Illinois Energy, Inc.                       Energy-Related  11/07/1996     Delaware           0%               (46)

                      Avon Energy Partners, L.L.C.                      Energy-Related  06/21/1996     Illinois           0%               (47)

                      Devonshire Power Partners, L.L.C.                 Energy-Related  06/21/1996     Illinois           0%               (48)

                      Riverside Resource Recovery, L.L.C.               Energy-Related  06/21/1996     Illinois           0%               (49)

                    Illinois Electrical Generation Partners II L.P.     Energy-Related  06/02/1997     Delaware           0%               (50)

                      BMC Energy, LLC                                   Energy-Related  09/21/1999     Delaware           0%               (51)

                         Brookhaven Energy Partners, LLC                Energy-Related  02/17/2000     New York           0%               (52)

                         Countryside Genco, L.L.C.                      Energy-Related  04/01/1997     Delaware           0%               (53)

                         Morris Genco, L.L.C.                           Energy-Related  08/23/1996     Delaware           0%               (54)

                      Brickyard Energy Partners, LLC                    Energy-Related  04/23/1997     Delaware           0%               (55)

                      Dixon/Lee Energy Partners, LLC                    Energy-Related  04/23/1997     Delaware           0%               (56)

                      Roxanna Resource Recovery, L.L.C.                 Energy-Related  11/18/1996     Illinois           0%               (57)

                      Streator Energy Partners, LLC                     Energy-Related  04/23/1997     Delaware           0%               (58)

                      Upper Rock Energy Partners, LLC                   Energy-Related  04/23/1997     Delaware           0%               (59)

                 Barre Energy Partners, L.P.                            Energy-Related  09/11/1995     Delaware           0%               (60)

                 Biomass New Jersey, L.L.C.                             Energy-Related  08/12/1996    New Jersey          0%               (61)

                 Brown County Energy Associates, LLC                    Energy-Related  03/22/2000     Delaware           0%               (62)

                 Burlington Energy, Inc.                                Energy-Related  01/11/1991      Vermont           0%               (63)

                 Cape May Energy Associates, L.P.                       Energy-Related  09/19/1995     Delaware           0%               (64)

                 Dunbarton Energy Partners, Limited Partnership         Energy-Related  05/26/1994    New Hampshire       0%               (65)

                 Garland Energy Development, LLC                        Energy-Related  06/17/1998     Delaware           0%               (66)

                 Oceanside Energy Inc.                                  Energy-Related  04/15/1994     New York           0%               (67)

                 Onondaga Energy Partners, L.P.                         Energy-Related  05/06/1994     New York           0%               (68)

                 Oyster Bay Energy Partners, L.P.                       Energy-Related  05/06/1994     New York           0%               (69)

                 Smithtown Energy Partners, L.P.                        Energy-Related  05/06/1994     New York           0%               (70)

                 Springfield Energy Associates, Limited Partnership     Energy-Related  10/06/1993      Vermont           0%               (71)

                 Suffolk Transmission Partners, L.P.                    Energy-Related  08/07/1997     Delaware           0%               (72)

                 Tucson Energy Partners LP                              Energy-Related  07/22/1997     Delaware           0%               (73)

                 Zapco Broome Nanticoke Corp.                           Energy-Related  09/18/1997     New York           0%               (74)

                 Zapco Development Corporation                          Energy-Related  02/26/1997     Delaware           0%               (75)

                 Zapco Energy Tactics Corporation                       Energy-Related  07/11/1995     Delaware           0%               (76)

                 Zapco Readville Cogeneration, Inc.                     Energy-Related  08/17/1995     Delaware           0%               (77)

                 ZFC Royalty Partners, A Connecticut Limited
                   Partnership                                          Energy-Related  12/15/1992    Connecticut         0%               (78)

                 ZMG, Inc.                                              Energy-Related  12/19/2000     Delaware           0%               (79)

                    Master Gasco, L.P.                                  Energy-Related  06/01/2000     Delaware           0%               (80)

                      Avon Landfill Gas Associates, L.P.                Energy-Related  08/13/1996     Delaware           0%               (81)

                      Biomass Energy Partners II, L.P.                  Energy-Related  03/04/1992    Connecticut         0%               (82)

                      Biomass Energy Partners V, L.P.                   Energy-Related  01/14/1997     Delaware           0%               (83)

                      Brickyard Landfill Gas Associates, L.P.           Energy-Related  07/23/1997     Delaware           0%               (84)

                      Broome Landfill Gas Associates, L.P.              Energy-Related  09/27/1997     New York           0%               (85)

                      Cape May Landfill Gas Associates, L.P.            Energy-Related  09/19/1995     Delaware           0%               (86)

                      Devonshire Landfill Gas Associates, L.P.          Energy-Related  08/13/1996     Delaware           0%               (87)

                      Garland Landfill Gas Associates, L.P.             Energy-Related  07/20/1998     Delaware           0%               (88)

                      Riverside Landfill Gas Associates, L.P.           Energy-Related  08/13/1996     Delaware           0%               (89)

                      Streator Landfill Gas Associates, LP              Energy-Related  11/20/1997     Delaware           0%               (90)

                      Suffolk Landfill Gas Partners, L.P.               Energy-Related  06/30/1993     Virginia           0%               (91)

                      Tucson Landfill Gas Associates, LP                Energy-Related  07/22/1997     Delaware           0%               (92)

                      Upper Rock Landfill Gas Associates, LP            Energy-Related  07/23/1997     Delaware           0%               (93)

            Cinergy GASCO Solutions, LLC                                Energy-Related  11/09/2000     Delaware          100%              (94)

               Countryside Landfill Gasco, L.L.C.                       Energy-Related  08/23/1996     Delaware          100%              (95)

               Morris Gasco, L.L.C.                                     Energy-Related  12/31/1996     Delaware          100%              (96)

               Brown County Landfill Gas Associates, L.P.               Energy-Related  03/22/2000     Delaware          100%              (97)

            Cinergy Solutions of Monaca, LLC                            Energy-Related  12/16/2003     Delaware          100%              (98)

            Cinergy Solutions of Narrows, LLC                           Energy-Related  03/17/2003     Delaware          100%              (99)

            Cinergy Solutions of Rock Hill, LLC                         Energy-Related  03/17/2003     Delaware          100%              (100)

            Cinergy Solutions of San Diego, Inc.                        Energy-Related  01/29/2004     Delaware          100%              (101)

            Cinergy Solutions of South Charleston, LLC                  Energy-Related  08/24/2004     Delaware          100%              (102)

            Cinergy Solutions of St. Bernard, LLC                       Energy-Related  01/06/2003     Delaware          100%              (103)

            Cinergy Solutions O&M, LLC                                  Energy-Related   08/30/04      Delaware          100%              (104)

            Cinergy Solutions Operating Services of Delta Township, LLC Energy-Related  12/15/2004     Delaware          100%              (105)

            Cinergy Solutions Operating Services of Lansing, LLC        Energy-Related  06/25/2002     Delaware          100%              (106)

            Cinergy Solutions Operating Services of Shreveport, LLC     Energy-Related  06/28/2002     Delaware          100%              (107)

            Cinergy Solutions Operating Services of Oklahoma, LLC       Energy-Related  08/13/2002     Delaware          100%              (108)

            Cinergy Solutions of Philadelphia, LLC                      Energy-Related  05/11/2001     Delaware          100%              (109)

            Cinergy Solutions Partners, LLC                             Energy-Related  09/12/2000     Delaware          100%              (110)

               CST Limited, LLC                                         Energy-Related  05/18/2001     Delaware          100%              (111)

                 CST Green Power, L.P.                                  Energy-Related  05/23/2001     Delaware          100%              (112)

                    Green Power Holdings, LLC                           Energy-Related  12/12/2000     Delaware          50%               (113)

                      Green Power Limited, LLC                          Energy-Related  12/12/2000     Delaware          50%               (114)

                           South Houston Green Power, L.P.              Energy-Related  12/19/2000     Delaware          50%               (115)

                      Green Power G.P., LLC                             Energy-Related  12/15/2000       Texas           50%               (116)

               CST General, LLC                                         Energy-Related  05/22/2001       Texas           100%              (117)

            CSGP of Southeast Texas, LLC                                Energy-Related  02/22/2001     Delaware          100%              (118)

            CSGP Limited, LLC                                           Energy-Related  04/05/2001     Delaware          100%              (119)

               CSGP Services, L.P.                                      Energy-Related  04/06/2001     Delaware          100%              (120)

            CSGP General, LLC                                           Energy-Related  04/05/2001       Texas           100%              (121)

            Lansing Grand River Utilities, LLC                          Energy-Related  09/14/2000     Delaware          100%              (122)

            Oklahoma Arcadian Utilities, LLC                            Energy-Related  12/05/2000     Delaware         33.34%             (123)

            Shreveport Red River Utilities, LLC                         Energy-Related  10/16/2000     Delaware         33.34%             (124)

         Cinergy Solutions of Tuscola, Inc.                             Energy-Related  10/13/1998     Delaware          100%              (125)

         Delta Township Utilities, LLC                                  Energy-Related  07/05/2001     Delaware          50%               (126)

         Delta Township Utilities II, LLC                               Energy-Related  03/25/2004     Delaware         33.33%             (127)

         Energy Equipment Leasing LLC                                   Energy-Related  11/12/1998     Delaware          50%               (128)

         Trigen-Cinergy Solutions LLC ("Trigen-Cinergy")                Energy-Related  02/18/1997     Delaware          50%               (129)

         Trigen-Cinergy Solutions of Ashtabula LLC                      Energy-Related  04/21/1999     Delaware          50%               (130)

         Cinergy Solutions of Boca Raton, LLC                           Energy-Related  09/04/1998     Delaware          100%              (131)

         Cinergy Solutions of Cincinnati, LLC                           Energy-Related  07/29/1997       Ohio            100%              (132)

         Cinergy Solutions - Utility, Inc.                              Energy-Related  09/27/2004     Delaware          100%              (133)

         Trigen-Cinergy Solutions of Lansing LLC                        Energy-Related  11/03/1999     Delaware          50%               (134)

            Trigen/Cinergy-USFOS of Lansing LLC                         Energy-Related  11/03/1999     Delaware          25%               (135)

         Trigen-Cinergy Solutions of Orlando LLC *                      Energy-Related  06/12/1998     Delaware          50%               (136)

         Trigen-Cinergy Solutions of Owings Mills LLC                   Energy-Related  09/20/1999     Delaware          50%               (137)

         Owings Mills Energy Equipment Leasing, LLC                     Energy-Related  10/20/1999     Delaware          50%               (138)

         Trigen-Cinergy Solutions of Rochester LLC                      Energy-Related  10/20/1999     Delaware          50%               (139)

         Trigen-Cinergy Solutions of Silver Grove LLC                   Energy-Related  03/18/1999     Delaware          50%               (140)

         Cinergy Solutions of St. Paul, LLC

            Environmental Wood Supply, LLC                              Energy-Related  08/10/2000     Minnesota         50%               (141)

         Trigen-Cinergy Solutions of Tuscola, LLC                       Energy-Related  08/21/1998     Delaware          50%               (142)

    Cinergy Technologies, Inc.

       Cinergy Ventures II, LLC                                         Energy-Related  09/01/2000     Delaware          100%              (143)

         Metallic Power                                                 Energy-Related  07/18/1995     Delaware           ^                (144)

         Catalytic Solutions, Inc.                                      Energy-Related  01/31/1996    California          ^                (145)

         Electric City Corp.                                            Energy-Related  05/06/1998     Delaware           ^                (146)

       Cinergy One, Inc.                                                Energy-Related  09/05/2000     Delaware          100%              (147)

    Cinergy Wholesale Energy, Inc.                                      Energy-Related  11/27/2000       Ohio            100%              (148)

       Cinergy Power Generation Services, LLC ("Generation Services")   Energy-Related  11/22/2000     Delaware          100%              (149)

       Cinergy Origination & Trade, LLC *                               Energy-Related  10/19/2001     Delaware          100%              (150)

       *     This entity was inactive as of March 31, 2005.
       #     This entity was in the start-up phase of operations as of March 31, 2005.
       ^     The percentage of voting securities held by Cinergy is being filed pursuant to Rule 104(b) on a confidential basis.

ITEM 1. ORGANIZATION CHART (Continued)

(1)	Nth Power Technologies Fund II, L.P. invests in companies developing and commercializing utility-related technologies.

(2)	KO Transmission Company is engaged in the transportation of natural gas in interstate commerce between Kentucky and Ohio.

(3)	Cinergy Capital & Trading, Inc. is engaged in the business of marketing energy commodities at wholesale.

(4)	CinCap IV markets electricity at wholesale.

(5)	CinCap V markets electricity at wholesale.

(6)	CinPower is a company that optimizes the economic benefits in connection with the restructured wholesale power purchase agreement involving certain non-affiliates.

(7)	Cinergy Limited Holdings, LLC holds an investment in Marketing & Trading, of which it owns 99.9%.

(8)	Marketing & Trading purchases, stores and sells natural gas at wholesale and also engages in the trading of derivative commodity instruments.

(9)	Ohio River Valley Propane, LLC is engaged in the business of marketing propane in the United States and owning and operating a propane storage cavern.

(10)	Cinergy General Holdings, LLC serves as the general partner of Marketing & Trading, of which it owns 0.1%.

(11)	Cinergy Retail Power Limited, Inc. was formed to hold an investment in Cinergy Retail Power, L.P., of which it owns 99%.

(12)	Cinergy Retail Power, L.P. was formed to engage in the retail sale of electric power to large industrial customers in states that have legislatively or administratively established customer choice and retail competition.

(13)	Cinergy Retail Power General, Inc. was formed to serve as the general partner of Cinergy Retail Power, L.P., of which it owns 1%.

(14)	Cinergy Retail Sales, LLC was formed to provide retail gas and electric services.

(15)	CinFuel Resources, Inc. is a holding company that owns, through direct or indirect investment, and/or operates, projects capable of producing synthetic fuel, such as LH1, LLC, of which it owns 1%.

(16)	LH1, LLC holds Cinergy’s investment in Oak Mountain Products, LLC.

(17)	Oak Mountain Products, LLC is a project company that owns a facility capable of producing synthetic fuel. The facility produces synthetic fuel from coal by applying a latex or asphalt binder in order to induce a chemical change.

(18)	Pine Mountain Investments, LLC owns and holds Pine Mountain Products, LLC.

(19)	Pine Mountain Products, LLC is a coal-based synthetic fuel production facility located in North Carolina.

(20)	Cinergy Transportation, LLC is engaged in the purchase of transportation capacity at wholesale.

(21)	SYNCAP II, LLC was formed to commercialize new technologies for converting high-sulfur coal to low-sulfur coal.

(22)	Engineering is in the business of marketing various utility-related engineering services.

(23)	Cinergy Technology, Inc. is devoted to commercializing utility-related technologies.

(24)	Cinergy EPCOM College Park, LLC performs various utility-related engineering, procurement, construction, operation and maintenance services at the University of Maryland.

(25)	Solutions develops, acquires, owns and operates certain energy-related businesses, formerly conducted by Solutions Holding.

(26)	BSPE Holdings, LLC was formed as an indirect holding company for a qualifying facility (QF).

(27)	BSPE Limited, LLC was formed to act as the sole limited partner of BSPE, L.P., of which it owns 99%.

(28)	BSPE, L.P. was formed to purchase, own and lease existing energy-related equipment and fixtures, located in Texas, operated by South Houston Green Power, L.P.

(29)	BSPE General, LLC was formed to act as the sole general partner of BSPE, L.P., of which it owns 1%.

(30)	Cinergy Energy Solutions, Inc. holds an equity investment in U.S. Energy Biogas Corp.

(31)	U.S. Energy Biogas Corp. currently owns and operates numerous landfill gas-to-energy projects and one natural gas cogeneration plant.

(32)	Biogas Financial Corporation acquires landfill gas-fired generation facilities.

(33)	Biomass Energy Partners I, A Connecticut Limited Partnership owns and operates landfill gas collection systems and related assets.

(34)	ZFC Energy Inc. acquires landfill gas-fired generation facilities and landfill gas companies.

(35)	Barre Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(36)	Biomass Energy Partners III, L.P. owns and operates landfill gas collection systems and related assets.

(37)	Dixon/Lee Landfill Gas Associates, LP owns and operates landfill gas collection systems and related assets.

(38)	Power Generation (Suffolk), Inc. acquires landfill gas-fired generation facilities.

(39)	Suffolk Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(40)	Suffolk Biogas, Inc. acquires landfill gas companies.

(41)	Lafayette Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(42)	Taylor Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(43)	Resources Generating Systems, Inc. acquires landfill gas-fired generation facilities.

(44)	Hoffman Road Energy Partners, LLC is a landfill gas transportation company located in Toledo, Ohio.

(45)	Illinois Electrical Generation Partners, L.P. acquires landfill gas-fired generation facilities in Illinois.

(46)	Zapco Illinois Energy, Inc. acquires landfill gas-fired generation facilities.

(47)	Avon Energy Partners, L.L.C. is a landfill gas-fired generation facility that is a QF.

(48)	Devonshire Power Partners, L.L.C. is a landfill gas-fired generation facility that is a QF.

(49)	Riverside Resource Recovery, L.L.C. is a landfill gas-fired generation facility that is a QF.

(50)	Illinois Electrical Generation Partners II L.P. acquires landfill gas-fired generation facilities in Illinois.

(51)	BMC Energy, LLC acquires landfill gas-fired generation facilities.

(52)	Brookhaven Energy Partners, LLC is a leasing company for electrical generation assets.

(53)	Countryside Genco, L.L.C. is a landfill gas-fired generation facility that is a QF.

(54)	Morris Genco, L.L.C. is a landfill gas-fired generation facility that is a QF.

(55)	Brickyard Energy Partners, LLC is a landfill gas-fired generation facility that is a QF.

(56)	Dixon/Lee Energy Partners, LLC is a landfill gas-fired generation facility that is a QF.

(57)	Roxanna Resource Recovery, L.L.C. is a landfill gas-fired generation facility that is a QF.

(58)	Streator Energy Partners, LLC is a landfill gas-fired generation facility that is a QF.

(59)	Upper Rock Energy Partners, LLC is a landfill gas-fired generation facility that is a QF.

(60)	Barre Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(61)	Biomass New Jersey, L.L.C. owns and operates landfill gas collection systems and related assets.

(62)	Brown County Energy Associates, LLC is a landfill gas-fired generation facility that is a QF.

(63)	Burlington Energy, Inc. is a landfill gas-fired generation facility that is a QF.

(64)	Cape May Energy Associates, L.P. is a landfill gas transportation company located in Cape May, New Jersey.

(65)	Dunbarton Energy Partners, Limited Partnership is a landfill gas-fired generation facility that is a QF.

(66)	Garland Energy Development, LLC owns sledge dryer equipment at a landfill in Garland, Texas.

(67)	Oceanside Energy Inc. is a landfill gas-fired generation facility that is a QF.

(68)	Onondaga Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(69)	Oyster Bay Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(70)	Smithtown Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(71)	Springfield Energy Associates, Limited Partnership is a landfill gas transportation company located in Springfield, Massachusetts.

(72)	Suffolk Transmission Partners, L.P. is a landfill gas transportation company located in Suffolk, Virginia.

(73)	Tucson Energy Partners LP is a landfill gas transportation company located in Tucson, Arizona.

(74)	Zapco Broome Nanticoke Corp. acquires landfill gas transportation companies.

(75)	Zapco Development Corporation is a landfill gas project development company.

(76)	Zapco Energy Tactics Corporation provides operation and maintenance services for landfill gas projects located outside the State of Illinois.

(77)	Zapco Readville Cogeneration, Inc. is a landfill cogeneration facility that is a QF.

(78)	ZFC Royalty Partners, A Connecticut Limited Partnership is a holding company for the royalty interests of certain Genco projects, in which subsidiaries of U.S. Energy Biogas Corp. are participating.

(79)	ZMG, Inc. acquires landfill gas companies.

(80)	Master Gasco, L.P. acquires landfill gas companies.

(81)	Avon Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(82)	Biomass Energy Partners II, L.P. owns and operates landfill gas collection systems and related assets.

(83)	Biomass Energy Partners V, L.P. owns and operates landfill gas collection systems and related assets.

(84)	Brickyard Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(85)	Broome Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(86)	Cape May Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(87)	Devonshire Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(88)	Garland Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(89)	Riverside Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(90)	Streator Landfill Gas Associates, LP owns and operates landfill gas collection systems and related assets.

(91)	Suffolk Landfill Gas Partners, L.P. owns and operates landfill gas collection systems and related assets.

(92)	Tucson Landfill Gas Associates, LP owns and operates landfill gas collection systems and related assets.

(93)	Upper Rock Landfill Gas Associates, LP owns and operates landfill gas collection systems and related assets.

(94)	Cinergy GASCO Solutions, LLC owns landfill gas companies.

(95)	Countryside Landfill Gasco, L.L.C. owns and operates landfill gas collection systems and related assets.

(96)	Morris Gasco, L.L.C. owns and operates landfill gas collection systems and related assets.

(97)	Brown County Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(98)	Cinergy Solutions of Monaca, LLC operates, maintains and manages Horsehead Corp.‘s G.F. Weaton Station located in Monaca, Pennsylvania.

(99)	Cinergy Solutions of Narrows, LLC operates, maintains and manages the existing utility system at the Celanese Acetate manufacturing facility located in Narrows, Virginia.

(100)	Cinergy Solutions of Rock Hill, LLC operates, maintains and manages the existing utility system at the Celanese Acetate manufacturing facility located in Rock Hill, South Carolina.

(101)	Cinergy Solutions of San Diego, Inc. supervises the construction, operation and maintenance of an energy facility at the Children’s Hospital and Health Center in San Diego, California.

(102)	Cinergy Solutions of South Charleston, LLC designs, builds, owns, operates and maintains certain energy-related equipment in South Charleston, West Virginia.

(103)	Cinergy Solutions of St. Bernard, LLC operates, maintains and manages the existing utility system, and designs, develops, constructs and owns system improvements, at Proctor & Gamble’s chemical manufacturing facility located in St. Bernard, Ohio.

(104)	Cinergy Solutions O&M, LLC provides various energy-related services at several facilities owned by subsidiaries of KGen, LLC.

(105)	Cinergy Solutions Operating Services of Delta Township, LLC performs certain construction and operating services for General Motors’ (GM) Delta Township, Michigan vehicle assembly facilities.

(106)	Cinergy Solutions Operating Services of Lansing, LLC performs oversight, management, operation and maintenance of energy/utility service facilities at a GM vehicle assembly plant in Lansing, Michigan.

(107)	Cinergy Solutions Operating Services of Shreveport, LLC performs oversight, management, operation and maintenance of energy/utility service facilities at a GM vehicle assembly plant in Shreveport, Louisiana.

(108)	Cinergy Solutions Operating Services of Oklahoma, LLC performs oversight, management, operation and maintenance of energy/utility service facilities at a GM vehicle assembly plant in Oklahoma City, Oklahoma.

(109)	Cinergy Solutions of Philadelphia, LLC manages, operates and maintains the steam and electric generation and distribution facilities located at the Philadelphia Naval Base Complex.

(110)	Cinergy Solutions Partners, LLC engages in the development of QFs.

(111)	CST Limited, LLC is the sole limited partner of CST Green Power, L.P., of which it owns 99%.

(112)	CST Green Power, L.P. provides management oversight for day-to-day operations of Green Power Holdings, LLC.

(113)	Green Power Holdings, LLC is an indirect holding company of a QF.

(114)	Green Power Limited, LLC is the sole limited partner of South Houston Green Power, L.P., of which it owns 99%.

(115)	South Houston Green Power, L.P. is a QF that operates and maintains existing cogeneration facilities and constructs, owns and operates new cogeneration facilities in Texas City, Texas.

(116)	Green Power G.P., LLC is the sole general partner of South Houston Green Power, L.P., of which it owns 1%.

(117)	CST General, LLC is the sole general partner of CST Green Power, L.P., of which it owns 1%.

(118)	CSGP of Southeast Texas, LLC provides operation and maintenance labor for CSGP Services, L.P., on behalf of South Houston Green Power, L.P.

(119)	CSGP Limited, LLC is the sole limited partner of CSGP Services, L.P., of which it owns 99%.

(120)	CSGP Services, L.P. provides operation and maintenance services to South Houston Green Power, L.P.

(121)	CSGP General, LLC is the sole general partner of CSGP Services, L.P., of which it owns 1%.

(122)	Lansing Grand River Utilities, LLC provides energy-related services to Trigen/Cinergy-USFOS of Lansing LLC.

(123)	Oklahoma Arcadian Utilities, LLC constructs, owns, operates and maintains energy-related facilities located at a GM vehicle assembly plant in Oklahoma City, Oklahoma.

(124)	Shreveport Red River Utilities, LLC constructs, owns, operates and maintains energy-related facilities located at a GM vehicle assembly plant in Shreveport, Louisiana.

(125)	Cinergy Solutions of Tuscola, Inc. oversees the operations and staffing of a QF located in Tuscola, Illinois.

(126)	Delta Township Utilities, LLC constructs, owns, operates and maintains energy-related facilities for a GM metal stamping facility located in Delta Township, Michigan.

(127)	Delta Township Utilities II, LLC constructs, owns, operates and maintains certain energy-related facilities at a GM facility in Delta Township, Michigan.

(128)	Energy Equipment Leasing LLC leases, sells or finances energy-related equipment.

(129)	Trigen-Cinergy engages in the preliminary development of cogeneration and/or thermal energy facilities. Specific projects are developed and held by special purpose affiliates (listed elsewhere in Item 1).

(130)	Trigen-Cinergy Solutions of Ashtabula LLC develops, constructs, operates and maintains a QF located in Ashtabula, Ohio and provides other energy-related products and services.

(131)	Cinergy Solutions of Boca Raton, LLC develops, constructs, finances, operates and maintains certain thermal energy facilities located in Boca Raton, Florida and sells associated thermal, and other, energy-related products and services.

(132)	Cinergy Solutions of Cincinnati, LLC owns and operates a district cooling business in downtown Cincinnati, Ohio.

(133)	Cinergy Solutions – Utility, Inc. provides engineering, construction, operation and maintenance services with respect to electric and natural gas systems and infrastructure.

(134)	Trigen-Cinergy Solutions of Lansing LLC, under an LLC Agreement with United States Filter Operating Services, Inc., provides management services for Trigen/Cinergy-USFOS of Lansing LLC.

(135)	Trigen/Cinergy-USFOS of Lansing LLC develops, constructs and operates certain energy facilities located at a GM facility in Lansing, Michigan.

(136)	Trigen-Cinergy Solutions of Orlando LLC was formed to develop, construct, operate and maintain a district cooling business in Orlando, Florida.

(137)	Trigen-Cinergy Solutions of Owings Mills LLC develops, constructs, operates and maintains a cogeneration facility located at the Sweetheart Cup Corporation in Owings Mills, Maryland.

(138)	Owings Mills Energy Equipment Leasing, LLC leases, sells or finances energy-related equipment.

(139)	Trigen-Cinergy Solutions of Rochester LLC provides energy-related services to Kodak Park in Rochester, New York.

(140)	Trigen-Cinergy Solutions of Silver Grove LLC provides energy-related services to the Lafarge gypsum manufacturing plant in Silver Grove, Kentucky. These services include the design, installation and operation of a combined heat and power system.

(141)	Environmental Wood Supply, LLC handles all fuel and fuel procurement-related costs for St. Paul Cogeneration LLC.

(142)	Trigen-Cinergy Solutions of Tuscola, LLC develops, constructs, operates and maintains a QF in Tuscola, Illinois and provides other energy-related products and services.

(143)	Cinergy Ventures II, LLC pursues energy-related technology equity investments and undertakes energy-related technology pilot projects.

(144)	Metallic Power is in the business of developing a power source containing a zinc/air fuel cell.

(145)	Catalytic Solutions, Inc. is in the business of developing alternative emissions-control technology.

(146)	Electric City Corp. develops, manufactures and integrates energy-saving technologies and automation systems for buildings.

(147)	Cinergy One, Inc., a non-regulated company, engineers, procures, constructs, installs, tests, operates and maintains a variety of projects related to high-voltage electrical and gas energy delivery to support critical commercial, industrial, institutional and governmental needs for customers. Cinergy One, Inc. also develops and sells various products (surge protectors, furnace filters, electric underground protection, protective rubber gloves, etc.) and such services as meter testing and installation to utility residential and commercial customers.

(148)	Cinergy Wholesale Energy, Inc. is a holding company for non-utility energy services businesses.

(149)	Generation Services provides operation and maintenance services to non-affiliated exempt wholesale generators or other generating facilities.

(150)	Cinergy Origination & Trade, LLC was formed to trade and market electric power, natural gas, environmental emission allowances, coal and other energy and energy-related products and services.

               ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS*

                                                                                    Amount of
             Company                                   Energy-Related                Capital
      Contributing Capital                        Company Receiving Funds          Contributions
      --------------------                        -----------------------          -------------
                                                                                  (in thousands)

CG&E                                 KO Transmission Company                       $       515

Investments                          Engineering                                        16,894

Investments                          Cinergy Technology, Inc.                            3,217

Cinergy Capital & Trading, Inc.      CinCap IV                                             580

Cinergy Capital & Trading, Inc.      CinCap V                                              371

LH1, LLC                             Oak Mountain Products, LLC                         81,086

Cinergy Capital & Trading, Inc.      Pine Mountain Investments, LLC                      3,824

Pine Mountain Investments, LLC       Pine Mountain Products, LLC                        10,797

Cinergy Limited Holdings, LLC        Marketing & Trading                                72,646

Solutions Holding                    Energy Equipment Leasing LLC                        7,170

Solutions Holding                    Trigen-Cinergy                                      9,697

Solutions Holding                    Trigen-Cinergy Solutions of Ashtabula LLC          20,096

Solutions Holding                    Cinergy Solutions of Boca Raton, LLC                8,581

Solutions Holding                    Cinergy Solutions of Cincinnati, LLC                9,302

Solutions Holding                    Trigen-Cinergy Solutions of Owings Mills LLC        8,508

Solutions Holding                    Trigen-Cinergy Solutions of Rochester LLC             489

Solutions Holding                    Trigen-Cinergy Solutions of Silver Grove LLC        2,742

Solutions Holding                    Trigen-Cinergy Solutions of Tuscola, LLC            2,679

Solutions                            Cinergy Energy Solutions, Inc.                        700

Solutions                            U.S. Energy Biogas Corp.                            9,977

Solutions                            Cinergy GASCO Solutions, LLC                        3,762

Solutions                            Cinergy Solutions of Rock Hill, LLC                     1

Solutions                            Cinergy Solutions of St. Bernard, LLC              10,600

Solutions                            Cinergy Solutions of Philadelphia, LLC                 51

Green Power Limited, LLC             South Houston Green Power, L.P.                   187,913

Solutions                            Oklahoma Arcadian Utilities, LLC                    2,093

Solutions                            Shreveport Red River Utilities, LLC                 3,609

Cinergy Technologies, Inc.           Cinergy Ventures II, LLC                           18,464

Cinergy Ventures, LLC                Nth Power Technologies Fund II, L.P.               10,000

Cinergy Ventures II, LLC             Catalytic Solutions, Inc.                               ^

Cinergy Ventures II, LLC             Electric City Corp.                                     ^

Cinergy Ventures II, LLC             Metallic Power                                          ^

 *   Item 2 excludes guarantees issued on behalf of energy-related companies by Cinergy as of March 31, 2005, totaling approximately $506 million.  These guarantees are included in Item 4. Summary of Aggregate Investment.
 ^   The amount of capital contributions is being filed pursuant to Rule 104(b) on a confidential basis.

                                 ITEM 3. ASSOCIATE TRANSACTIONS

PART I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies

                       Associate Utility                                                 Total
  Reporting Company    Company Receiving      Types of      Direct   Indirect  Cost of   Amount
 Rendering Services        Services      Services Rendered   Costs     Costs   Capital   Billed
 ------------------        --------      -----------------   -----     -----   -------   ------
                                                                       (in thousands)

NONE

                                 ITEM 3. ASSOCIATE TRANSACTIONS (Continued)

    Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

                                          Associate Utility                                                       Total
            Reporting Company            Company Rendering           Types of           Direct   Indirect Cost of Amount
            Receiving Services              Services (1)          Services Rendered      Costs    Costs   Capital Billed
            ------------------              ------------          -----------------      -----    -----   ------- ------
                                                                                                  (in thousands)

                                                            Operation and maintenance
Generation Services                            CG&E         services                     $  2     $  -     $  -     $  2

KO Transmission Company                        CG&E         Administrative services        48        -        -       48

                                                            Operation and maintenance
Ohio River Valley Propane, LLC                 CG&E         services                        5        -        -        5

                                                            Operation and maintenance
Cinergy Solutions of Philadelphia, LLC         CG&E         services                        6        1        -        7

                                                            Operation and maintenance
Cinergy Solutions of Rock Hill, LLC            CG&E         services                        2        -        -        2

                                                            Installation and
Cinergy Solutions - Utility, Inc.              CG&E         maintenance services            4        -        -        4

                                                            Installation and
Cinergy One, Inc.                              CG&E         maintenance services           73       13        1       87

                                                            Operation and maintenance
Generation Services                             PSI         services                       44        7        -       51

                                                            Operation and maintenance
Cinergy Solutions of Narrows, LLC               PSI         services                        2        -        -        2

Cinergy Solutions of Tuscola, Inc.              PSI         Maintenance services            1        -        -        1

                                                            Installation and
Cinergy Solutions - Utility, Inc.               PSI         maintenance services           23        4        -       27

                                                            Installation and
Cinergy One, Inc.                               PSI         maintenance services          213       32        1      246

                                                            Operation and maintenance
KO Transmission Company                        ULH&P        services                        2        -        -        2

                                                            Installation and
Cinergy One, Inc.                              ULH&P        maintenance services            1        -        -        1

  (1) All of the services above were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No.
      27016, May 4, 1999, Exhibits B-1, B-2, and B-3.)

                                    ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                                                                    March 31, 2005
                                                                                ----------------------
                                                                                    (in thousands)

Investments in Energy-Related Companies:

   Total consolidated capitalization of Cinergy as of March 31, 2005            $9,471,966

   Total capitalization multiplied by 15%                                                   $1,420,795

   Greater of $50 million or total capitalization multiplied by 15%                          1,420,795

   Total current aggregate investment subsequent to March 24, 1997
       (categorized by major line of energy-related business):
         Energy-related business category "ii" (1) ^                               31,681
         Energy-related business category "iv" (2)                                  7,170
         Energy-related business category "v" (3)                                 521,069
         Energy-related business category "vi" (4)                                136,077
         Energy-related business category "vii" (5)                                37,022
         Energy-related business category "viii" (6)                              278,407
         Energy-related business category "ix" (7)                                    515
                                                                                 ---------

     Total current aggregate investment                                                      1,011,941
                                                                                             ---------

           Difference between the greater of $50 million or 15% of capitalization and
           the total aggregate investment of the registered holding company system.         $  408,854
                                                                                             =========

(1)  Rule 58 defines category "ii" as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(2)  Rule 58 defines category "iv" as the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(3)  Rule 58 defines category "v" as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(4)  Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; renewable energy resources; and the servicing of thermal energy facilities.

(5)  Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.

(6)  Rule 58 defines category "viii" as the development, ownership or operation of "qualifying facilities", as defined under the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under
     PURPA.

(7)  Rule 58 defines category "ix" as the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

^    The amount of capital contributions related to Catalytic Solutions, Inc., Electric City Corp. and
     Metallic Power are being filed pursuant to Rule 104(b) on a confidential basis.  For purposes of the aggregate investment calculation, these amounts are immaterial and excluded from the calculation.

                                             ITEM 5. OTHER INVESTMENTS

                                           Other Investment in Last    Other Investment in this    Reason for Difference in
  Major Line of Energy-Related Business          U-9C-3 Report               U-9C-3 Report             Other Investment
----------------------------------------   -------------------------   -------------------------   -------------------------
                                                (in thousands)              (in thousands)

NONE

                                     ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

Filed pursuant to Rule 104(b) on a confidential basis.

(b)  Exhibits

Filed pursuant to Rule 104(b) on a confidential basis.

Energy-Related Activities Pursuant to SEC Orders in File No. 70-9803

By orders in the above-referenced file dated May 4, 2001 (HCAR No. 27393) and March 21, 2002 (HCAR No. 27506) (collectively, the “Orders”), the Commission authorized Cinergy to, among other things, engage in certain nonutility businesses both inside and in certain countries outside the United States, subject to the terms and conditions specified in those orders. More specifically, through one or more existing or future nonutility subsidiaries, Cinergy was authorized to engage in the business of brokering and marketing energy commodities in the United States, Canada and Mexico and was authorized to engage in the business of providing energy management services and energy-related consulting services (in each case as defined in the Orders) anywhere in the world.

The following summarizes activity conducted on the authority granted by the Orders during the period covered by this Report:

As previously reported herein, Cinergy has an indirect wholly-owned subsidiary, Cinergy Canada, Inc. (“Cinergy Canada”). Cinergy Canada provides natural gas marketing and management services to third-party producers and industrial customers in Canada. Cinergy Canada also sells and purchases natural gas at wholesale and engages in the trading of derivative commodity instruments. Cinergy Canada is currently operating in various Canadian provinces.

Cinergy Solutions — Demand, Inc. and its subsidiaries (collectively, “Demand”) are in the business of marketing energy management services and solutions, intended to create cost savings and improve efficiency and productivity, to institutional, commercial and industrial customers in the United States and Canada. As of March 31, 2005, Demand continued to be actively engaged in its North American energy management and energy performance contracting business.

As previously reported herein, Cinergy has indirect, wholly-owned subsidiaries, Cinergy Mexico Limited, LLC, Cinergy Mexico General, LLC, Cinergy Mexico Holdings, L.P. and Cinergy Mexico Marketing & Trading, LLC. Cinergy Mexico Limited, LLC is the sole limited partner and Cinergy Mexico General, LLC is the sole general partner of Cinergy Mexico Holdings, L.P., which was formed to engage in the sale, purchase and marketing of natural gas in Mexico and related risk management activities, and to hold an ownership interest in Cinergy Mexico Marketing & Trading, LLC. Cinergy Mexico Marketing & Trading, LLC was formed for the purpose of engaging in the marketing of natural gas and/or natural gas-related services in Mexico. As of March 31, 2005, these companies were in the start-up phase of operations, and Cinergy was not actively engaged in the business of brokering and marketing any energy commodities in Mexico, through these companies or otherwise.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                       Cinergy Corp.
                                                            -------------------------------------
                                                                         Registrant

Dated:  May 25, 2005

                                                      By             /s/ Lynn J. Good
                                                            -------------------------------------
                                                                        Lynn J. Good
                                                                (duly authorized officer and
                                                               principal accounting officer)

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the fourth quarter of 2004 was filed with Cinergy Corp.‘s interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Alan R. Schriber, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
Nancy Manley, Secretary
302 West Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
Thomas Dorman, Executive Director
211 Sower Boulevard
P.O. Box 615
Frankfort, KY 40602